Exhibit 99.1

SCOPUS ANNOUNCES RESULTS OF SPECIAL MEETING

— None of the proposals was approved —

TEL – AVIV, June 16, 2008 — Scopus Video Networks Ltd. (NASDAQ: SCOP), a provider of digital video networking products, today announced the results of its Special Meeting of Shareholders held earlier today.

As previously announced, the Special Meeting was called (1) to act on the Board’s proposal to amend the Company’s Articles of Association in a manner that will declassify the Company’s Board of Directors, effective as of the next annual meeting; (2) to act on Optibase’s proposal to amend the Company’s Articles of Association in a manner that will declassify the Company’s Board of Directors; and (3) subject to approval of proposal 2, to act on Optibase’s proposal to elect five nominees proposed by Optibase to the Company’s Board of Directors.

At the Special Meeting held earlier today, none of the foregoing proposals was approved.

About Scopus Video Networks
Scopus Video Networks (NASDAQ:SCOP) develops, markets and supports digital video networking solutions that enable network operators to offer advanced video services to their subscribers. Scopus’ solutions support digital television, HDTV, live event coverage and content distribution.

Scopus’ comprehensive digital video networking solution offer intelligent video gateways, encoders, decoders and network management products. Scopus’ solutions are designed to allow network operators to increase service revenues, improve customer retention and minimize capital and operating expenses.

Scopus’ customers include satellite, cable and terrestrial operators, broadcasters and telecom service providers. Scopus’ products are used by hundreds of network operators worldwide.

For more information visit: www.scopus.net

FORWARD-LOOKING STATEMENTS

This press release and the letter quoted herein may include “forward-looking statements” that are not purely historical regarding our intentions, hopes, beliefs, expectations and strategies for the future. Forward-looking statements that are based on various assumptions may be identified by the use of forward-looking terminology, such as “may,” “expects,” “intends,” “believes,” “view” and similar words and phrases. Such forward-looking statements are inherently subject to known and unknown risks and uncertainties. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including those set forth in our annual report on Form 20-F. Except as required by law, Scopus does not undertake any obligation to update forward-looking statements made herein.

Company Contact:	Investor Relations Contact

Moshe Eisenberg	Ehud Helft / Kenny Green
Chief Financial Officer	GK Investor Relations
Tel: +972-3-900 7100	Tel: (US) 1 646 201 9246
Moshee@scopus.net	info@gkir.com

Corporate Office	Americas
Scopus Video Networks Ltd.	Scopus Video Networks Inc.
10 Ha'amal St, Park-Afek, Rosh-Ha'ayin 48092, Israel	3 Independence Way, Princeton, New-Jersey 08540
Tel: + 972-3-9007777, Fax: + 972-3-9007888	Tel: (609) 987-8090, Fax: (609) 987-8095
E-mail: info@scopus.net www.scopus.net	E-mail: info_us@scopus.net www.scopus.net